

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 26, 2008

<u>Via U.S. Mail</u>

Mr. Con Unerkov
President
China Media Group Corporation
Room 1403, 14/F., Wan Chai Commercial Center
194-204 Johnston Road
Wan Chai
Hong Kong

    Re: China Media Group Corporation
                Item 4.01 Form 8-K
                Filed February 29, 2008
                File No. 000-50431

Dear Mr. Unerkov:

    We have completed our review of your Item 4.01 Form 8-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director